FORM 6-K

                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                     REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13a-16 or 15d-16 OF
                   THE SECURITIES EXCHANGE ACT OF 1934
                          FOR September 22, 2005

                  DYNAMOTIVE ENERGY SYSTEMS CORPORATION
          (Exact name of Registrant as specified in its charter)

                          -----------------


                     Suite 230-1700 West 75th Avenue
                              Vancouver, BC
                              Canada V6P 6G2
                              (604) 267-6000
                  (Address of principal executive offices)

                           -----------------

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                       FORM 20-F  X    FORM 40-F
                                 ---             ---
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             YES         NO  X
                                 ---        ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable














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                                   FORM 27

                  MATERIAL CHANGE REPORT UNDER SECTION 85(1)
                   OF THE SECURITIES ACT (BRITISH COLUMBIA)


1.    Reporting Issuer
      ----------------

      DynaMotive Energy Systems Corporation
      230-1700 West 75th Avenue
      Vancouver, BC V6P 6G2

      Tel. (604) 267-6013

2.    Date of Material Change
      -----------------------

      September 22, 2005

3.    Press Release
      -------------

      September 22, 2005

4.    Summary of Material Change
      --------------------------

Vancouver, BC, Canada - DynaMotive Energy Systems Corporation (OTCBB: DYMTF) announced today the successful conversion of BioOil to Syngas following full-day gasification testing at the research institute Forschungszentrum Karlsruhe
(FZK), Germany on September 16th. The objective of testing DynaMotive's BioOil was to establish if it could be gasified and converted to Syngas with characteristics within the predicted range.

The test results showed that DynaMotive Energy Systems Corporation's BioOil is suitable for Syngas production through demonstrating that a consistently good quality, industrial grade Syngas composition with low methane was achievable. With these very encouraging results, further testing and optimization of Syngas composition will be planned.

After BioOil has been directly converted to Syngas, it can be further reformed into synthetic diesel, methanol and other chemicals. Synthetic diesel, or Syndiesel, is a renewable greenhouse gas neutral fuel that can replace diesel produced from crude oil.

Syndiesel can be used in diesel engines without modification, including automobiles, trucks, buses and industrial diesel turbines. When comparing the performance of engines operating on Syndiesel to engines operating on conventional diesel, the results are equal or better. With the escalating cost of fossil fuels and the dependence on crude oil as the primary source of energy for automobiles, it has become increasingly important to develop sustainable and renewable fuels.



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5.    Full Description of Material Change
      -----------------------------------

      Please see attached press release

6.    Reliance on Section 85(2) of the Act
      ------------------------------------

      N/A

7.    Omitted Information
      -------------------

      N/A

8.    Senior Officers
      ---------------

      The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

      Andrew Kingston
      President & CEO
      6876 Churchill Street
      Vancouver, BC V6P 5B3
      (604) 267-6013

9.    Statement of Senior Officer
      ---------------------------

      The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, B.C. as of the 22nd day of September 2005.


                  DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                                 (signed)  "Andrew Kingston"
                                            Andrew Kingston
                                            President & CEO












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IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE
FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.


























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DYNAMOTIVE ENERGY SYSTEMS CORPORATION      News Release: September 22nd, 2005

Successful Conversion of DynaMotive's BioOil to Synthetic Gas Demonstrates Potential for Production of Synthetic Diesel and other Advanced Fuels Vancouver, BC, Canada - DynaMotive Energy Systems Corporation (OTCBB: DYMTF) announced today the successful conversion of BioOil to Syngas following full-day gasification testing at the research institute Forschungszentrum Karlsruhe
(FZK), Germany on September 16th. The objective of testing DynaMotive's BioOil was to establish if it could be gasified and converted to Syngas with characteristics within the predicted range.

The test results showed that DynaMotive Energy Systems Corporation's BioOil is suitable for Syngas production through demonstrating that a consistently good quality, industrial grade Syngas composition with low methane was achievable. With these very encouraging results, further testing and optimization of Syngas composition will be planned.

After BioOil has been directly converted to Syngas, it can be further reformed into synthetic diesel, methanol and other chemicals. Synthetic diesel, or Syndiesel, is a renewable greenhouse gas neutral fuel that can replace diesel produced from crude oil.

Syndiesel can be used in diesel engines without modification, including automobiles, trucks, buses and industrial diesel turbines. When comparing the performance of engines operating on Syndiesel to engines operating on conventional diesel, the results are equal or better. With the escalating cost of fossil fuels and the dependence on crude oil as the primary source of energy for automobiles, it has become increasingly important to develop sustainable and renewable fuels.

The gasifier chosen for the tests processed 600 kg/hr of BioOil and char mix on a continuous basis. Four (4) tonnes of BioOil, enriched with 25% char were provided for the tests. After the BioOil/char mix was gasified, the resulting Syngas was analysed for composition. The testing follows DynaMotive's shipment of its BioOil to FZK on June 15th, 2005 (See press release available at http://www.dynamotive.com/news/newsreleases.shtml)

Syngas production research conducted by FZK is part of the "RENEW" project (www.renew-fuel.com), which concentrates its research on sustainable energy systems for transport. The project is a pan-European project supported under the European Commission's 6th Framework Programme. The mission of the project is to prove different concepts of fuel production from biomass. As a member of the Helmholtz Gesellschaft, the Forschungszentrum Karlsruhe is one of the largest German research institutions with broad expertise in environmental technology, energy technology, technology of micro and nano systems and fundamental research in physics and chemistry.

RENEW project objectives state: "Mobility in the future demands highly effective transport systems that have low emissions and are CO2 neutral. The synthesis of liquid fuels from biomass contributes to meeting these demands." DynaMotive is an energy systems company that is focused in the development of innovative energy solutions based on its patented fast pyrolysis system. Through the application of its technology, the Company intends to tap into abundant organic resources that are generally discarded by the agricultural and forest industries at a cost and convert them into a renewable and

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environmentally friendly fuel. Examples include forestry residues, wood bark, and agricultural residues such as sugar cane bagasse. The Company has successfully converted each of these residues into BioOil and char, establishing renewable and environmentally friendly fuel sources that are available world-wide.

For more information on DynaMotive, please contact:
Corporate Communications
Tel: (604) 267-6000              Toll Free (in North America):  1-877-863-2268
Fax:  (604) 267-6005
Email: info@dynamotive.com       Website: www.dynamotive.com

Forward Looking Statement

Statements in this news release concerning the company's business outlook or future economic performance; anticipated profitability, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under the Federal Securities Laws. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, future capital needs, changes and delays in product development plans and schedules, customer acceptance of new products, changes in pricing or other actions by competitors, patents owned by the Company and its competitors, and general economic conditions, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission.


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